Exhibit 21.1

Significant Subsidiaries of Dynegy Inc
As of December 31, 2017

SUBSIDIARY		STATE OR COUNTRY OF INCORPORATION OR ORGANIZATION
1.	Dynegy Gas Investments, LLC	Delaware
2.	Illinova Corporation	Illinois
3.	Dynegy Resource Holdings, LLC	Delaware
4.	Dynegy Coal Holdco, LLC	Delaware